Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 7, 2014

The following is the 2014 half-year results presentation made by AMEC and posted on its website, www.amec.com, on August 7, 2014:

1

AMEC plc Half-year results 2014 and update on offer for Foster Wheeler 7 August 2014

2 This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER. The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common site, www.amecandfosterwheeler.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Forward-looking statements This presentation contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. Important information

Today’s agenda AMEC financial performance in H1 Ian McHoul, Chief Financial Officer Update on strategy Samir Brikho, Chief Executive Pro forma financial information for AMEC / Foster Wheeler Ian McHoul, Chief Financial Officer 3

2014 H1 summary Underlying revenue (1) up 4% underlying EBITA margin (1) flat Some markets challenging recent slow down in some IOC led projects Stronger Sterling adversely impacted revenue by £160m in H1 eg. 17% up v Cdn$ and 10% up v US$ Order book of £4.2 billion, up 16% on underlying basis Half year dividend up 10% Acquisition of Foster Wheeler on track for completion in early Q4 4 1 Excluding impact of currency translation, acquisitions and incremental procurement Solid underlying group performance

Ian McHoul, Chief Financial Officer AMEC plc Half-year results 2014

Versus 2013 £ million 2014 20131 Headline Underlying5 Revenue 1,858 1,991 -7% +4% EBITA2 152 159 -4% +5% EBITA margin 8.2% 8.0% +20bps Flat Operating cash flow3 39 59 -34% -28% Earnings per share4 39.1p 40.6p -4% +6% Dividend per share 14.8p 13.5p +10% +10% Order book 4.2bn 3.9bn +9% +16% Summary 2013 numbers have been restated to present the UK Conventional Power business as discontinued Before exceptional items but including joint venture EBITA Cash generated from operations before exceptional items, discontinued operations and legacy settlements, pension payments in excess of amounts Solid underlying performance 6 recognised in the income statement and certain foreign exchange movements but including dividends received from joint ventures 4 Diluted for continuing operations, before amortisation and exceptional items Excluding the impacts of currency movements, acquisitions and a reduction of £50 million in incremental procurement activity

Revenue – by geography 7 Excluding the impacts of currency movements, acquisitions and the impact of a £50 million reduction in incremental procurement activity in Americas from £100 million to £50 million American Clean Energy and Middle East O&G fuels growth £ million 2014 Headline Underlying 1 Americas 1,060 -8% +7% Europe 545 -7% -7% Growth Regions 279 +5% +17% Investment Services 3 Intercompany eliminations (29) 1,858 -7% +4%

Revenue – by market 8 1 Excluding the impacts of currency movements, acquisitions and a reduction of £50 million in incremental procurement activity Environment & Infrastructure market not services. The market comprises of 4 sectors: government services, industrial/commercial, transport/infrastructure and water. All other activities are captured in the other markets Clean Energy growth offsets weaker Oil & Gas £ million 2014 Headline Underlying 1 Oil & Gas 867 -13% -5% Mining 205 -18% +7% Clean Energy 542 +16% +22% Environment & Infrastructure2 270 - +3% Investment Services 3 Intercompany eliminations (29) 1,858 -7% +4%

EBITA margin1 9 1 Before exceptional items but including joint venture EBITA 2 Excluding the impact of £50 million of incremental procurement activity in Americas in 2014, and £100 million in 2013 3 After corporate costs Underlying margins stable 2014 2013 £ million Headline Excl. procurement2 Headline Excl. procurement2 Americas 9.7% 10.1% 9.8% 10.7% Europe 8.2% 8.2% 6.7% 6.7% Growth Regions 6.0% 6.0% 6.1% 6.1% Total 3 8.2% 8.4% 8.0% 8.4%

Americas 1 Full time equivalents/agency staff 10 Versus 2013 £ million 2014 2013 Headline Underlying Revenue - Oil & Gas 304 428 -29% -15% - Mining 164 219 -25% 0% - Clean Energy 378 293 +29% +40% - Environment & Infrastructure 214 214 0% +13% Total 1,060 1,154 -8% +7% EBITA 102 113 -9% +2% EBITA margin 9.7% 9.8% -10bp -60bp Average employees1 13,023 14,762 -12% Order book (£bn) 1.35 1.55 -13% -1% Benefit of multi-market positions

Americas EBITA development (£m) Revenue growth (%) 1 Year-on-year impact of material acquisitions and disposals 2 Year-on-year impact of currency translation Underlying performance masked by currency headwind -4% +8 -12% 11 +1 - 14 £1,218m £1,154m +1% +7% -6

Europe 1 Full time equivalents/agency staff Strong order book provides confidence beyond slower 2014 12 Versus 2013 £ million 2014 2013 Headline Underlying Revenue - Oil & Gas 356 398 -11% -10% - Mining - - - Clean Energy 162 165 -2% -2% - Environment & Infrastructure 27 26 +4% +4% Total 545 589 -7% -7% EBITA 45 40 +13% +13% EBITA margin 8.2% 6.7% +150bp +150bp 10,744 Average employees1 9,947 -7% Order book (£bn) 1.94 1.62 +20% +20%

Europe EBITA development (£m) Revenue growth (%) 1 Year-on-year impact of material acquisitions and disposals 2 Year-on-year impact of currency translation Margin benefited from non-recurrence of TGPP one-off - 7% + 8 13 -3

1 Full time equivalents/agency staff Middle East O&G drives growth 14 Versus 2013 £ million 2014 2013 Headline Underlying Revenue - Oil & Gas 207 175 +18% +31% - Mining 41 30 +37% +52% - Clean Energy 2 9 -78% -75% - Environment & Infrastructure 29 51 -43% -37% Total 279 265 +5% +17% EBITA 17 16 +4% +13% EBITA margin 6.0% 6.1% -10bp -10bp Average employees1 3,795 3,186 +19% Order book (£bn) 0.94 0.72 +30% +41% Growth Regions

Growth Regions EBITA development (£m) Revenue growth (%) 1 Year-on-year impact of material acquisitions and disposals 2 Year-on-year impact of currency translation Strong revenue growth -10% +3 15 -1.5 +15% -0.4

16 Amortisation and exceptional items £ million 2014 2013 Continuing operations Amortisation1 (21) (22) Transaction costs (26) (1) Exceptional items (pre-tax)2 (18) (13) (65) (36) Tax on amortisation and exceptional charges 7 11 (58) (25) Discontinued operations Exceptional items3 (7) (4) (65) (29) Amortisation of intangible assets Loss on disposal of Lancashire Waste JV, restructuring costs and adjustments to existing provisions in respect of prior year business closures Adjustments to existing provisions in respect of prior year business disposals

£ million 2014 20131 EBITA 152 159 JV EBITA (11) (5) JV dividends received 6 5 Non-cash items2 7 13 Working capital (115) (113) Operating cashflow3 39 59 Cash conversion 26% 37% 17 Operating cash flow 2013 numbers have been restated to present the UK conventional power business as discontinued. Depreciation, share based payments and profit on disposal of PPE. Compared with “cash generated from operations” per the statutory format cash flow, operating cash flow excludes exceptional items, discontinued operations and legacy settlements of £(21) million (2013: £(17) million), the difference between pension payments and amounts recognised in the income statement £4 million (2013: £4 million) and certain foreign exchange movements £(5)million (2013: £nil), but includes dividends received from joint ventures £6 million (2013: £5 million) Cash flow expected to be H2 weighted, as usual

Cash conversion * Before amortisation and exceptional items ** Before capital transactions and shareholder returns FY cash conversion expected to be good £ million Half year comparables 18

Cash flow 2013 numbers have been restated to present the UK conventional power business as discontinued. Businesses, joint ventures and fixed assets 3 Legacy settlements and discontinued items £(9) million (2013: £(9) million), pension payments in excess of current service cost £4 million (2013: £4 million), payments on maturity of net investment hedges £nil (2013:£(3) million) and certain foreign exchange movements £(5) million (2013: £nil ) 19 £ million 2014 20131 Operating cash flow 39 59 Acquisitions and disposals2 (42) (16) Interest and tax (27) (31) Dividends (40) (36) Share purchases (net) 5 (42) Exceptional items (17) (8) Other3 (10) (8) Net cash flow (92) (82) Opening cash 121 99 Exchange movement on opening cash (1) 8 Closing cash 28 25

Outlook 20 Long term fundamentals are positive Near term challenges weakness in upstream IOC oil and gas Mining weak, but stabilising 2014 revenue – modest underlying growth margin – lower due to mix stronger Sterling will adversely affect translation of American and Growth Regions operations. As guided before: FY effect c.£250m on revenue, c.£25million on EBITA continued good cash conversion – weighted to H2 Foster Wheeler transaction set to close in early Q4 combined company guidance at FY results

Samir Brikho, Chief Executive AMEC plc Update on strategy

AMEC + Foster Wheeler: a compelling combination 6150_85 6153_85 14_85 22 Better business development More collaboration More growth markets Better business development Broad skill base Asset light Multi market More collaboration More growth markets

Strong financials Scope Revenue Americas AMEA & S. Europe N. Europe & CIS Order book Global Power Group For basis of preparation please see slides 35-36 Mining Clean Energy E&I Revenue by Market GPG 2013 pro forma 23 Scope revenue £5.5bn Profit £521m Margin 9.5% Order Book £6.3bn

Analysis is indicative and is not intended to represent the entirety of the market Combination significantly expands market access Key: Strong Position Limited Position No material position * Growth aspiration Stronger O&G competitive position 24 Serve the whole O&G value chain More exposure to NOCs More exposure to fast growing sectors Opportunities for cross-sell Combines two highly-skilled teams

Across the asset life cycle


Consulting & Front End
Execution / Design & Construction
Hook-Up & Commissioning
Asset Management
Decommissioning & Reclamation
Front End Consultancy
Greenfield/grassroots Projects
Brownfield/revamp Projects
O&M support
Late Life Management
Environmental Services

SERVICES/SKILLS				
• Prefeasibility studies • Feasibility studies • **FEED**[1] • Execution planning • Technical & environmental consulting, permitting	• Engineering Procurement Construction Management (**EPCM**) • Engineering Procurement Construction (**EPC**) • Detailed design • Project management • Construction management • (Selective) Construction and fabrication • Supply chain management /procurement • Project controls	• Factory acceptance test • Pressure testing • Safety system check • Equipment checks • Plant and start-up assistance • Mechanical completion • System commissioning	• Operation & Maintenance (O&M) • Retrofits and upgrades • Operations optimisation • Maintenance strategies • Lifetime expansions • Operational readiness reviews • Operator training • Regulatory upgrades	• Programme/project management • Engineering • Planning • Technical support • Structural analysis • Tailings management and reclamation engineering (in Mining market)

Well positioned across the life cycle of our customers' assets

[1]*Front End Engineering and Design*

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Low risk “cost-plus” model New AMEC will remain predominantly a reimbursable model, across: actual costs plus a fee ‘cost + +’ (cost plus fee plus variable margin for performance) a multiplier or a schedule of daily or hourly rates long-term framework agreements Fixed price EPC on E&C projects: circa 20-25% of total GPG will remain a fixed-price model Revenue by contract type1 (PF 2013) Order book by contract type1 (PF 2013) 26 1. See page 35 and 36 for basis of preparation

Americas Access entire O&G value chain with environmental to EPC services Global centre of excellence for deepwater, refining and onshore upstream, Mining, E&I AMEA & Southern Europe Immediate scale benefit Enhanced NOC access Broader service offering , including EPC Global High Value Delivery Centres Improved Power Equipment market access Northern Europe & CIS Global centre of excellence for greenfield, gas monetisation, asset support and brownfield O&G Global centre of excellence for nuclear services Global E&C platform 27 Strategy & Business Development Identifying and prioritising prospects Resource planning and optimisation Supporting collaboration

Oil & Gas market Business overview Strong customer relationships Leading engineer and project manager across the oil and gas value chain World class track record of delivery of delivery: Upstream: FEED and project management for offshore for complex topside production facilities and oil sands Midstream: FEED, project management and EPC services for gas monetisation Downstream: FEED, project management and EPC services Longstanding relationships with IOCs, NOCs and Independents Strong asset management position in offshore market Significant opportunity to manage resources across sectors 28

Business overview Strong customer relationships Engineering, design, project delivery and asset support in chosen sectors Nuclear – support the full lifecycle of nuclear energy, with strong positions in the UK and Canada, expanding operations in the US and internationally Renewables – EPC capabilities. Strong positions in North American wind and solar market segments Power – EPC capabilities, asset maintenance and retrofitting of existing power facilities. Potential for synergies with GPG Transmission and Distribution –Focused on gas and electricity in the UK and North America, with opportunities to expand internationally Pharma/Bioprocesses –Strong positions in pharmaceutical, biomass and biofuels Clean Energy market 29

Consultancy, design, project and construction management services and handling systems Expertise across broad spectrum of commodities: including iron ore, copper, potash and gold Leader in projects with significant logistical challenges: remote location Top-tier position in consulting, materials handling systems and strong environmental and growing underground expertise Leading EPCM position across the Americas Established position in Australia and growing African business Business overview Strong customer relationships Mining market 30

Business overview Strong customer relationships Leading consulting, engineering and project management firm Currently focused in North America + UK, growth opportunities in ME/Asia E&I market focused on four sectors Water Transportation / Infrastructure Government Services Industrial / Commercial Network of ~230 offices and ~7,400 employees focused on the following disciplines Environmental science & remediation Water resource management Geosciences Design engineering and construction management Environment & Infrastructure market 31 Environment & Infrastructure market not services. The market comprises of 4 sectors: government services, industrial/commercial, transport/infrastructure and water. All other activities are captured in the other markets

8%

Global Power Group

Business overview

Leader in design, fabrication and supply of CFB boilers for industry and utilities

- Circulating fluidised-bed (CFB) steam generators
  - proprietary technology, and extensive operational database
  - leader in the 'over 300MWe' CFB market
  - leader in difficult-to-burn fuels and fuel flexibility
- Other products and services include
  - pulverised Coal (PC) steam generators
  - heat recovery steam generators (HRSG)
  - environmental and aftermarket services
- Production and procurement arranged to leverage low cost fabrication

3 year revenues[1]


£m
700
600
500
400
300
200
100
0
17.9%
21.1%
18.5%
EBITDA margin[2]
634
611
506
2011
2012
2013

Leading expertise

Worldwide customer reach, with installed base in: Korea, China, India, Vietnam, Turkey, Finland, German, Poland, Sweden, Spain, Venezuela, USA, Canada, Australia, South Africa, etc. in recent years

Samcheok Plant, South Korea–
Flagship 4 x 550 MWe supercritical multifuel CFBs, powering two 1 GWe STGs, with commercial operation expected late-2015 (Similar 460 MWe CFB already in operation)



Over 400 CFB units sold over 30 years
Cumulated capacity of 25 GWe in operations

1. GPG revenues as reported by FW, translated into Sterling at average rate for each year. 2. As reported by FW (pre C&F)

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AMEC + Foster Wheeler: a compelling combination 6150_85 6153_85 14_85 33 Better business development Broad skill base Asset light Multi market More collaboration More growth markets

Ian McHoul, Chief Financial Officer AMEC plc AMEC and Foster Wheeler pro forma financial information

Pro forma financials Headline numbers Scope Revenue(1) (£m) Historical revenue trends driven by AMEC’s growth Short term growth underpinned by strong order book growth during 2013 (+13% within AMEC, +18% within Foster Wheeler, with combined value of £6.5bn), despite negative impact from strengthening of British pound Medium term growth driven by strong outlook in mid/downstream Oil & Gas sector, especially in North America Margin growth within AMEC offset by weaker than expected backlog in Foster Wheeler’s E&C group and a restructuring charge within GPG in 2013 Historical margins have also been negatively impacted by incremental procurement at nil margin within AMEC Note: All numbers are estimates and prepared under IFRS and AMEC’s accounting policies. Scope revenue excludes the incremental procurement of AMEC and pass-through procurement of Foster Wheeler. Pro forma trading profit is the profit before net financing expense, amortisation and exceptional items of AMEC and Foster Wheeler, plus their shares of JV income. AMEC Foster Wheeler Trading Profit(2) (£m) & Margin (%) 35 Information prepared for illustrative purposes only 2013 average exchange rate £:US$ of 1.57

Pro forma financials Order book1 Significant number of long term service contracts typical duration 3-5 years represent over 1/3rd of the pro forma backlog framework contracts are often renewed Prudent: only committed work included No client accounts for more than 10% largest is Enterprise project limited projects with value over £200m Pro forma order book AMEC Foster Wheeler High quality, diversified, reimbursable 36 AMEC and Foster Wheeler (scope only, converted into Sterling at year end closing rates) as reported order books, added together 77% 23% Reimbursable Fixed price

Significant revenue synergies including product cross sell opportunities Identified cost synergies of at least US$75 million per annum actions completed by end of year 2 approximate cost of $75-90 million to achieve mainly removal of duplicated corporate overhead and G&A costs Tax synergies meaningful benefits of utilising tax losses more efficiently, and greater cross-group arbitrage opportunities annual effective tax rate expected to be in mid-to-low 20s Full benefits of cost synergies from year 3 on Pro forma financials Significant synergies identified 37

Pro forma financials Capital structure guidance 38 Cash generation Investment Revenue growth Trading Profit growth Dividend Progressive dividend Cover 2-2.5x Surplus cash Additional returns to shareholders Leverage Up to 2x EBITDA Strong balance sheet and attractive cash generation to drive returns Forecast net debt at closing of circa £850m Average interest rate of 3% Expected investment grade rating

Pro forma financials Treatment of asbestos liabilities Intention to fully capture Foster Wheeler liability up front based on actuarial valuation. Indicative calculation: Changes based on experience and movement in US 30 year T-bill rate intention to present it split out from underlying business Cash outflow unaffected by accounting treatment US$ m Gross Liability 800 Insurance (100) 700 Discount (200) NPV 500 39 Approx. £300m

Expected to be double digit earnings1 accretive in first 12 months Expected to exceed cost of capital within 24 months of completion AMEC costs of deal estimated c£60 million £26 million taken in H1 Estimated amortisation charge of £90-100 million Financials produced under IFRS as now Sterling reporting currency 31 December year end Expected reporting calendar FY/HY results in March / August Q1/Q3 trading updates Expect to provide combined company outlook at the FY results Pro forma financials Transaction guidance 40 Earnings from continuing operations, before intangible amortisation and exceptionals

Pro forma financials Other guidance 41 Next steps Finalise shareholder documentation Commence tender offer AMEC EGM Target closing in early Q4 Recent progress All necessary anti trust approvals Foster Wheeler EGM to amend voting restrictions in Articles of Association held on 10 July Regular integration workshops involving senior management

Positive long-term fundamentals Some challenging markets near-term Strength of Sterling AMEC performing solidly Combination with Foster Wheeler will be transformational Summary 42

AMEC plc Questions

AMEC plc Supplementary information

45 2014F 2014 H1 2013 FY 2013 HY 14/13 H1 14/ H1 13 Income statement Cdn $ 1.83 1.83 1.62 1.57 +13% +17% US $ 1.70 1.68 1.57 1.53 +8% +10% Balance sheet Cdn $ 1.82 1.76 1.60 +14% US $ 1.71 1.66 1.52 +13% Appendix £ versus North American currencies

46 Appendix Profit reconciliation £ million Per consol income statement Joint ventures2 Per presentation Americas 102 Europe 45 Growth Regions 17 Investments Services 4 Corporate costs (16) Profit before net financing expense 141 11 152 Net financing income/(expense) 1 (3) (2) Share of joint ventures 6 1 (6) - Profit before tax 148 2 150 Income tax (31) (2) (33) Profit after tax 117 - 117 Share of joint venture results shown after tax in the consolidated income statement (under IFRS 11) Joint venture results disaggregated in the presentation

47 £ billion Jun 14 Dec 13 Jun 13 2014/13 Underlying1 Americas 1.35 1.45 1.55 -1% Europe 1.94 1.73 1.62 +20% Growth Regions 0.94 0.92 0.72 +41% 4.23 4.10 3.89 +16% Appendix Order book Excluding the impacts of currency movements and acquisitions

£ million 2014 2013 Pensions Return on assets 41 36 Interest on liabilities (40) (36) 1 - Bank interest (net) - - Other - (1) Income statement 1 (1) Joint ventures (3) (3) (2) (4) Appendix Interest 48

Appendix Tax 1 Weighted average geographic rate 2 For continuing businesses before amortisation and exceptional items and including JV tax Sustainable rate in the low mid-20s 49 £ million 2014 FY Estimate 2013 FY Actual Underlying rate1 28% 30% P&L charge2 22% 22% Cash paid £50m £52m

50 Appendix Tax rate1 £ million Group companies JVs Total EBITA per presentation 141 11 152 Net financing income/(expense) 1 (3) (2) 142 8 150 Tax (31) (2) (33) PAT per consolidated 111 6 117 Tax rate 21.8% 26.3% 22.0% 1 Before amortisation and exceptional items

Appendix Pension schemes – funding1 A well funded pension position 1 IAS19 (R) valuation 51 £ million Jun 2014 Gross assets Jun 2014 Surplus/(deficit) Dec 2013 Surplus /(deficit) UK schemes 1,742 102 102 Other schemes 109 (63) (62) 1,851 39 40

Receiving terminal / regasification plant Petro- chemicals plant(s) Refinery Onshore Oil & Gas production system Offshore Oil & Gas production system Gas liquefaction plant (Onshore) Gas gathering system Power/ Heating Plastics, fertilisers, fibers, etc. Transport fuels & heating oil LNG Upstream Midstream Downstream Onshore pipelines LNG tankers Gas Pipelines (mainly) Pipelines, tankers, trucks, etc. Gas pipelines (Onshore) Oil gathering system Oil receiving terminal Crude tankers or offshore pipelines Gas-to Liquids Crude oil Coal-to-Liquids Coal Gas Appendix Combined Oil & Gas market position Offshore production Onshore production Liquefaction Regasification Refinery Petrochemical plant Focus areas Integrated refinery and petrochemical plants Oil Sands (Unconventional) Significantly enhances addressable market 52